                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 11-K


               (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                  FOR THE FISCAL YEAR ENDED FEBRUARY 28, 1998

             ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                 For the Transition Period From _____ to _____

                         Commission File Number 0-22645


                  LAMALIE ASSOCIATES, INC PROFIT SHARING PLAN
----------------------------------------------------------------------

                            (Full title of the plan)
----------------------------------------------------------------------

                            LAMALIE ASSOCIATES, INC.
----------------------------------------------------------------------
         (Name of issuer of the securities held pursuant to the plan)


          Florida                                59-2776441
----------------------------          ----------------------------------
(State of Other Jurisdiction of               (I.R.S. Employer
Incorporation or Organization)              Identification Number)

                                200 Park Avenue
                               New York, New York
                                   10166-0136
------------------------------------------------------------------------
                    (Address of Principal Executive Offices)

                                 (212) 953-7900
                        -------------------------------
    (Telephone Number of Principal Executive Offices, Including Area Code)

                 LAMALIE ASSOCIATES, INC. PROFIT SHARING PLAN

                             FINANCIAL STATEMENTS
                       AS OF FEBRUARY 28, 1998 AND 1997,
                      TOGETHER WITH REPORT OF INDEPENDENT
                         CERTIFIED PUBLIC ACCOUNTANTS

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



To the Trustees of
Lamalie Associates, Inc. Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Lamalie Associates, Inc. Profit Sharing Plan as of February 28, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended February 28, 1998. These financial statements and the schedules referred to below are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of February 28, 1998 and 1997, and the changes in its net assets available for benefits for the year ended February 28, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment and reportable transactions as of and for the year ended February 28, 1998, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

As explained in Note 2, information presented in the schedule of reportable transactions does not disclose the historical cost of certain investments. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.



                                              ARTHUR ANDERSEN LLP


Tampa, Florida,
July 16, 1998

                  LAMALIE ASSOCIATES, INC. PROFIT SHARING PLAN


                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                        AS OF FEBRUARY 28, 1998 AND 1997



                     ASSETS                        1998           1997
                     ------                     ---------      -----------
INVESTMENTS, at fair market value:
     Vanguard Money Market Reserve             $        --     $   297,574
     Vanguard U.S. Treasury Portfolio                   --         636,249
     Vanguard Bond Market Portfolio                     --       1,338,238
     Vanguard 500 Portfolio                             --       4,922,765
     Vanguard European Portfolio                        --       1,907,848
     Vanguard Pacific Portfolio                         --         758,495
     Scudder Latin America Fund                         --       1,051,576
     T. Rowe Price International Bond Fund              --         534,371
     AIM Aggressive Growth Fund                  5,903,013       4,280,855
     Lamalie Associates, Inc. Common Stock       1,529,748              --
     Merrill Lynch Retirement Reserves             763,437              --
     Merrill Lynch S&P 500 Index Fund            6,365,824              --
     Merrill Lynch Eurofund                      1,860,949              --
     Merrill Lynch Corporate Bond Fund           2,088,165              --
     Merrill Lynch Pacific Fund                    792,995              --
     Merrill Lynch Latin America Fund            1,381,629              --
     Oppenheimer U.S. Government Fund              475,150              --
     Participant loans                             230,751         141,517
                                               -----------     -----------
                                                21,391,661      15,869,488

EMPLOYER CONTRIBUTION RECEIVABLE                 1,585,711       2,183,216
                                               -----------     -----------

NET ASSETS AVAILABLE FOR BENEFITS              $22,977,372     $18,052,704
                                               ===========     ===========





        The accompanying notes are an integral part of these statements.

                 LAMALIE ASSOCIATES, INC. PROFIT SHARING PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,

          WITH FUND INFORMATION, FOR THE YEAR ENDED FEBRUARY 28, 1998

                                                           Participant Directed
                                 -----------------------------------------------------------------------
                                                                 Vanguard
                                 -----------------------------------------------------------------------
                                    Money       U.S.        Bond
                                    Market    Treasury     Market         500      European    Pacific
         ADDITIONS                 Reserve    Portfolio   Portfolio    Portfolio   Portfolio   Portfolio
         ---------                ---------  ----------  ----------   -----------  ---------   ---------
EMPLOYER CONTRIBUTIONS            $ 113,044   $ 102,450  $    97,785  $   669,809  $  207,208  $  74,444

ROLLOVERS                            20,100         409            -       52,201      17,735      1,185

NET APPRECIATION (DEPRECIATION)           -       5,688       24,048    1,176,335     435,511   (166,383)

INTEREST AND DIVIDEND INCOME         37,285      34,019       51,752      129,266      44,785      8,766
                                  ---------  ----------  -----------  -----------  ----------  ---------
         Total additions            170,429     142,566      173,585    2,027,611     705,239    (81,988)
                                  ---------  ----------  -----------  -----------  ----------  ---------
TRANSFERS (TO) FROM OTHER
   INVESTMENT OPTIONS              (414,547)   (636,719)  (1,371,872)  (6,338,754) (2,576,282)  (657,170)
                                  ---------  ----------  -----------  -----------  ----------  ---------

         DEDUCTIONS
         ----------
BENEFIT PAYMENTS                     53,456     142,096      139,951      611,622      33,091     14,412

TRANSACTION FEES                          -           -            -            -       3,714      4,925
                                  ---------  ----------  -----------  -----------  ----------  ---------
         Total deductions            53,456     142,096      139,951      611,622      36,805     19,337
                                  ---------  ----------  -----------  -----------  ----------  ---------

NET (DECREASE) INCREASE            (297,574)   (636,249)  (1,338,238)  (4,922,765) (1,907,848)  (758,495)

NET ASSETS AVAILABLE FOR
   BENEFITS, beginning of year      297,574     636,249    1,338,238    4,922,765   1,907,848    758,495
                                  ---------  ----------  -----------  -----------  ----------  ---------

NET ASSETS AVAILABLE FOR
   BENEFITS, end of year          $       -   $       -  $         -  $         -  $        -  $       -
                                  =========   =========  ===========  ===========  ==========  =========


                                                 Participant Directed
                                   ------------------------------------------------------

                                     Scudder        T. Rowe       AIM          Lamalie
                                      Latin       Price Int'l  Aggressive    Assoc., Inc.
                                     America         Bond        Growth        Common
         ADDITIONS                     Fund          Fund         Fund         Stock
         ---------                 -----------    -----------  -----------   ------------

EMPLOYER CONTRIBUTIONS             $   178,888    $  83,663     $  655,925   $          -

ROLLOVERS                               13,797            -         59,412            415

NET APPRECIATION (DEPRECIATION)         78,757      (16,064)     1,114,821        475,874

INTEREST AND DIVIDEND INCOME            80,287       20,193        215,237              -
                                   -----------    ---------     ----------   ------------
         Total additions               351,729       87,792      2,045,395        476,289
                                   -----------    ---------     ----------   ------------
TRANSFERS (TO) FROM OTHER
   INVESTMENT OPTIONS               (1,391,035)    (610,840)      (309,751)     1,062,889
                                   -----------    ---------     ----------   ------------

         DEDUCTIONS
         ----------
BENEFIT PAYMENTS                        12,270       11,323        113,486          9,430

TRANSACTION FEES                             -            -              -              -
                                   -----------    ---------     ----------   ------------
         Total deductions               12,270       11,323        113,486          9,430
                                   -----------    ---------     ----------   ------------

NET (DECREASE) INCREASE             (1,051,576)    (534,371)     1,622,158      1,529,748

NET ASSETS AVAILABLE FOR
   BENEFITS, beginning of year       1,051,576      534,371      4,280,855              -
                                   -----------    ---------     ----------   ------------
NET ASSETS AVAILABLE FOR
   BENEFITS, end of year           $         -    $       -     $5,903,013   $  1,529,748
                                   ===========    =========     ==========   ============


                                                                     Participant Directed
                                  ---------------------------------------------------------------------------------------------
                                                                  Merrill Lynch
                                  -------------------------------------------------------------------------------
                                                                                                                    Oppenheimer
                                                 S&P 500                      Corporate                   Latin         U.S.
                                  Retirement      Index                          Bond        Pacific     America        Govt.
         ADDITIONS                 Reserves        Fund        Eurofund          Fund          Fund       Fund          Fund
         ---------                ----------   ------------   ----------     ----------    ---------   ----------   -----------
EMPLOYER CONTRIBUTIONS            $      -     $          -   $        -     $        -    $       -   $        -   $       -

ROLLOVERS                            5,940            7,707        1,927          7,707        1,927            -       5,780

NET APPRECIATION (DEPRECIATION)          -          389,720      147,757        (13,362)      81,013      (79,824)     (5,246)

INTEREST AND DIVIDEND INCOME         5,646                -            -         15,254            -            -           -
                                  --------       ----------   ----------     ----------    ---------   ----------   ---------
         Total additions            11,586          397,427      149,684          9,599       82,940      (79,824)        534
                                  ---------      ----------   ----------     ----------    ---------   -----------  ---------
TRANSFERS (TO) FROM OTHER
   INVESTMENT OPTIONS              751,851        5,968,397    1,711,265      2,078,566      710,055    1,461,453     474,616
                                  --------       ----------   ----------     ----------    ---------   ----------   ---------

         DEDUCTIONS
         ----------
BENEFIT PAYMENTS                         -                -            -              -            -            -           -

TRANSACTION FEES                         -                -            -              -            -            -           -
                                  --------       ----------   ----------     ----------    ---------   ----------   ---------
         Total deductions                -                -            -              -            -            -           -
                                  --------       ----------   ----------     ----------    ---------   ----------   ---------

NET (DECREASE) INCREASE            763,437        6,365,824    1,860,949      2,088,165      792,995    1,381,629     475,150

NET ASSETS AVAILABLE FOR
   BENEFITS, beginning of year           -                -            -              -            -            -           -
                                  --------       ----------   ----------     ----------    ---------   ----------   ---------
NET ASSETS AVAILABLE FOR
   BENEFITS, end of year          $763,437       $6,365,824   $1,860,949     $2,088,165    $ 792,995   $1,381,629   $ 475,150
                                  ========       ==========   ==========     ==========    =========   ==========   =========


                                                    Employer
                                    Participant   Contribution
         ADDITIONS                     Loans         Rcvbl.          Total
         ---------                  -----------   ------------     ----------
EMPLOYER CONTRIBUTIONS              $       -     $ (597,505)      $ 1,585,711

ROLLOVERS                                   -              -           196,242

NET APPRECIATION (DEPRECIATION)             -              -         3,648,645

INTEREST AND DIVIDEND INCOME            9,722              -           652,212
                                    ---------     ----------       -----------
         Total additions                9,722       (597,505)        6,082,810
                                    ---------     ----------       -----------

TRANSFERS (TO) FROM OTHER
   INVESTMENT OPTIONS                  87,878              -                 -
                                    ---------     ----------       -----------

         DEDUCTIONS
         ----------
BENEFIT PAYMENTS                        8,366              -         1,149,503

TRANSACTION FEES                            -              -             8,639
                                    ---------     ----------       -----------
         Total deductions               8,366              -         1,158,142
                                    ---------     ----------       -----------

NET (DECREASE) INCREASE                89,234       (597,505)        4,924,668

NET ASSETS AVAILABLE FOR
   BENEFITS, beginning of year        141,517      2,183,216        18,052,704
                                    ---------     ----------       -----------
NET ASSETS AVAILABLE FOR
   BENEFITS, end of year            $ 230,751     $1,585,711       $22,977,372
                                    =========     ==========       ===========


         The accompanying notes are an integral part of this statement.

                  LAMALIE ASSOCIATES, INC. PROFIT SHARING PLAN


                         NOTES TO FINANCIAL STATEMENTS

                           FEBRUARY 28, 1998 AND 1997



1.     ORGANIZATION AND OPERATION OF THE PLAN:

Effective June 4, 1997, the Lamalie Amrop International Profit Sharing Plan was amended and renamed the Lamalie Associates, Inc. Profit Sharing Plan (the
Plan). The Plan is a defined contribution plan, which covers substantially all employees of Lamalie Associates, Inc. and its wholly-owned subsidiaries (the Employer).

Effective June 4, 1997, the Plan, as amended, offered the common stock of Lamalie Associates, Inc. as an investment option to plan participants.

Effective January 2, 1998, the trustees of the Plan appointed Merrill Lynch (the Custodian) as asset manager and third-party administrator. As of the effective date, the plan participants were required to roll their investments into new investment options offered by the Custodian.

Summary Plan Description

The following brief description of the provisions of the Plan is provided for general information purposes only. Reference should be made to the plan agreement for more complete information. The major provisions of the Plan are as follows:

       a. An employee who has completed one calendar month of service following commencement of employment may enter the Plan on the first February 28th after the employee becomes eligible.

       b. The Employer may make an annual contribution to the Plan at the discretion of the Board of Directors. Participants may direct investment of the Employer's discretionary contribution into any of the available investment options. There are no participant deferral contributions or voluntary contributions to the Plan. The Plan allows participant rollovers from qualified benefit plans. All contributions are made in cash.

           Each participant's account is credited with an allocation of the Employer's discretionary contribution, plan earnings and participant forfeitures (subject to service requirements). Allocations of the Employer's discretionary contribution and any forfeitures are made to individual participants' accounts based on the ratio of each participant's eligible compensation to the total eligible compensation of all participants for that year. Allocations of a particular fund's earnings are made based on the ratio of each participant's beginning account balance in that particular fund (less any distributions or withdrawals to the participant during the plan year) to the total beginning account balances of all participants in that same fund. During the plan year ended February 28, 1998, there were $101,452 of forfeitures reallocated to participants.

       c. Participants become fully vested upon retirement (age 65), at death, upon total and permanent disability, or as described in the following vesting schedule:


                          Years of Service                                            Vested Percentage
                -----------------------------                                         -----------------
                Less than one year of service                                                   0%
                1 year, but less than 2 years                                                  25%
                2 years, but less than 3 years                                                 50%
                3 years, but less than 4 years                                                 75%
                4 years or more                                                               100%

       d. Although it has not expressed any intent to do so, the Employer has the right, under the Plan, to discontinue its discretionary contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. Upon the occurrence of either event, all participant accounts become fully vested and are not subject to forfeiture. All assets of the Plan would then be distributed to the participants.

       e. Benefits may be paid to terminated, disabled or otherwise inactive participants or their beneficiaries in either lump-sum amounts equal to the vested portion of their accounts, or in annual installments over a period to be determined by the plan administrator. Payments must begin no later than 60 days after the end of the plan year in which retirement occurs, or a later date if requested, but in any event, shortly after the year in which the participant reaches age 70.5, even if still employed.

2.     SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting. Investments are measured at fair market value as quoted in an active market.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Net Appreciation (Depreciation)

Net appreciation (depreciation) includes both realized gains and losses on dispositions of investments and unrealized gains and losses reflecting adjustments to fair value.

Investments

The Vanguard Money Market Reserve seeks to provide income consistent with preservation of capital and liquidity. It primarily invests in high-quality certificates of deposit, bankers' acceptances, commercial paper and U.S. Government securities.

The Vanguard Admiral Funds Short-Term U.S. Treasury Portfolio (Vanguard U.S. Treasury Portfolio) seeks to provide a high level of current income commensurate with the portfolio's risk characteristics. It primarily invests in short-term U.S. Treasury bills, notes and bonds with an average maturity of one to three years.

The Vanguard Bond Index Fund - Bond Market Portfolio (Vanguard Bond Market Portfolio) seeks to provide a high level of income and to match the investment performance of the total universe of domestic fixed income securities as measured by the Lehman Brothers' Aggregate Bond Index. It primarily invests in high-quality U.S. Government securities and corporate bonds, as well as Government National Mortgage Association and other mortgage-backed securities.

The Vanguard Index Trust - 500 Portfolio (Vanguard 500 Portfolio) seeks to match the total return performance of Standard & Poor's 500 Composite Stock Price Index (the Index) by investing in all 500 stocks in the Index in approximately the same proportions as represented in the Index.

The Vanguard International Equity Index Fund - European Portfolio (Vanguard European Portfolio) seeks to achieve long-term growth of capital by investing in the stocks of companies located outside the United States. It primarily attempts to match the total return performance of Morgan Stanley's Capital International Europe Index, which consists of equity securities of companies in 14 different European countries.

The Vanguard International Equity Index Fund - Pacific Portfolio (Vanguard Pacific Portfolio) seeks to achieve long-term growth of capital by investing in the stocks of companies located outside the United States. It primarily attempts to match the total return performance of Morgan Stanley's Capital International Pacific Index, which consists of equity securities of companies in the Far East.

Scudder Latin America Fund seeks to achieve long-term capital appreciation through investment primarily in the securities of Latin American issuers.

T. Rowe Price International Bond Fund seeks to provide high current income and capital appreciation by investing in high-quality non-dollar denominated government and corporate bonds outside the United States. The fund also seeks to moderate price fluctuation by actively managing its maturity structure and currency exposure.

AIM Aggressive Growth Fund invests primarily in equity securities of small- to medium-sized companies.

Lamalie Associates Inc. Common Stock is offered to plan participants as an investment option.

The Merrill Lynch Retirement Reserves Money Fund (Merrill Lynch Retirement Reserves) invests in short-term fixed income securities and seeks to maintain a constant net asset value of $1.00 per share.

The Merrill Lynch S&P 500 Index Fund invests primarily in equity securities with the intent to match the performance of the unmanaged Standard & Poor's 500 Composite Stock Price Index, which is dominated by large capitalization stocks.

The Merrill Lynch Eurofund Class D (Merrill Lynch Eurofund) invests primarily in equities of corporations domiciled in Europe.

The Merrill Lynch Corporate Bond Fund, Inc. - Intermediate Term Class D (Merrill Lynch Corporate Bond Fund) invests in bonds rated in the four highest ratings categories and other fixed income securities.

The Merrill Lynch Pacific Fund, Inc. Class D (Merrill Lynch Pacific Fund) primarily invests in securities of companies in the Far Eastern and Western Pacific countries, including Japan, Australia, Hong Kong and Singapore.

The Merrill Lynch Latin America Fund, Inc. Class D (Merrill Lynch Latin America
Fund) primarily invests in Latin American equity and debt securities.

The Oppenheimer U.S. Government Fund invests in fixed-income government securities.

The Merrill Lynch funds are managed by the Custodian, a party-in-interest.

Cost Information

Certain investment funds have informed the Employer that underlying investment cost information is not available from their accounting records. As such, cost and gain or loss information on Schedule II, Schedule of Reportable Transactions, as it relates to investments and investment transactions with these funds is not available.

Administrative Expenses

Certain administrative functions are performed by officers or employees of the Employer. No such officer or employee receives compensation from the Plan. The Plan's administrative expenses have been paid by the Employer for the year ended February 28, 1998.

3.     TAX STATUS:

The Internal Revenue Service has determined and informed the Employer, by a letter dated December 21, 1992, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving this determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

4.     SUBSEQUENT EVENTS:

In July 1998, the Plan was amended, effective August 1, 1998, to add a 401(k) feature to the existing profit sharing plan and to rename the Plan LAI Ward Howell, Inc. Profit Sharing and Savings Plan. The participant's maximum deferral will be the lesser of 15 percent of eligible compensation or the maximum amount established by law. Additionally, the amended Plan will allow for a discretionary employer matching contribution. All contributions will be participant-directed. Furthermore, employees will become eligible to participate in the Plan as of the first day of employment.

Subsequent to the plan year-end, the plan participants were able to select the following additional investment options:

o  Alliance Bond Fund - Corporate Bond Portfolio
o  Merrill Lynch Corporate Bond Fund, Inc. - High Income Portfolio
o  MFS Massachusetts Investors Trust
o  Davis New York Venture Fund
o  MFS Massachusetts Investors Growth Stock Fund
o  Merrill Lynch Growth Fund
o  Lord Abbott Developing Growth Fund
o  AIM International Equity Fund
o  Oppenheimer Quest Global Value Fund

                                                                     SCHEDULE I


                  LAMALIE ASSOCIATES, INC. PROFIT SHARING PLAN


                     SCHEDULE OF ASSETS HELD FOR INVESTMENT

                            AS OF FEBRUARY 28, 1998

                                                                                  Fair Market
                     Description                                      Cost           Value
                     -----------                                      ----            ----
AIM Aggressive Growth Fund                                         $ 5,550,900     $ 5,903,013

Lamalie Associates, Inc. Common Stock**                              1,053,874       1,529,748

Merrill Lynch Retirement Reserves*                                     763,437         763,437

Merrill Lynch S&P 500 Index Fund*                                    5,976,104       6,365,824

Merrill Lynch Eurofund*                                              1,713,192       1,860,949

Merrill Lynch Corporate Bond Fund*                                   2,101,527       2,088,165

Merrill Lynch Pacific Fund*                                            711,982         792,995

Merrill Lynch Latin America Fund*                                    1,461,453       1,381,629

Oppenheimer U.S. Government Fund                                       480,396         475,150

Participant loans (interest rates ranging from 9.25% to 9.75%)         230,751         230,751
                                                                   -----------     -----------
                      Total investments                            $20,043,616     $21,391,661
                                                                   ===========     ===========


*   Managed by the Custodian, a party-in-interest.

**  A party-in-interest.


           The preceding notes are an integral part of this schedule.

                                                                    SCHEDULE II


                  LAMALIE ASSOCIATES, INC. PROFIT SHARING PLAN


                      SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED FEBRUARY 28, 1998

                                             Purchases           Dispositions
                                             ----------   ---------------------------
                                                                                Gain/
             Description                        Cost      Cost     Proceeds    (Loss)
             -----------                     ----------   ----    ----------   ------
Vanguard Money Market Reserve                $3,841,970     *     $4,139,544      *

Vanguard U.S. Treasury Portfolio                233,228     *        875,165      *

Vanguard Bond Market Portfolio                  148,273     *      1,510,559      *

Vanguard 500 Portfolio                          983,558     *      7,082,658      *

Vanguard European Portfolio                     123,746     *      2,467,105      *

Vanguard Pacific Portfolio                      418,252     *      1,010,364      *

Scudder Latin America Fund                      429,362     *      1,559,695      *

AIM Aggressive Growth Fund                      811,818     *        304,481      *

Lamalie Associates, Inc. Common Stock***      1,053,874     -             --     --

Merrill Lynch S&P 500 Index Fund**            5,976,104     -             --     --

Merrill Lynch Eurofund**                      1,713,192     -             --     --

Merrill Lynch Corporate Bond Fund**           2,101,527     -             --     --

Merrill Lynch Latin America Fund**            1,461,453     -             --     --



*  Not available (see Note 2).

** Managed by the Custodian, a party-in-interest.

***A party-in-interest.


           The preceding notes are an integral part of this schedule.

                  LAMALIE ASSOCIATES, INC PROFIT SHARING PLAN.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.




August 24, 1998                     LAMALIE ASSOCIATES, INC PROFIT SHARING PLAN





                                        By: /s/ Jack P. Wissman
                                           ----------------------------
                                           Jack P. Wissman
                                           Trustee



                                        By: /s/ Philip R. Albright
                                           ----------------------------
                                           Philip R. Albright
                                           Trustee